

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2013

Via E-mail
Vijay Joshi, President
Online Secretary, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:** **Online Secretary, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 29, 2013**
> **File No. 333-185509**

Dear Mr. Joshi:

We have reviewed your registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Financial Statements

1.   We note you display on page 33 a copy of the accountant's consent for the use of their review report dated April 23, 2013 on the unaudited interim financial statements. This is a duplicate of the consent that is filed as Exhibit 23(ii). If it is your intent to include the review report within your Form S-1, please remove this consent and replace it with the review report of PLS CPA, dated April 23, 2013. Otherwise, please remove from your Form S-1 both copies of the consent of PLS CPA to the use of the review report.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director